T A B L E O F C O N T E N T S

2012 HALF-YEAR FINANCIAL REPORT

Translation of the French Language Original

CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS	2

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3

CONSOLIDATED INCOME STATEMENTS	4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6

CONSOLIDATED STATEMENTS OF CASH FLOWS	7

NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012	8

A ● Basis of preparation and accounting policies	8

B ● Significant information for the first half of 2012	11

C ● Events subsequent to June 30, 2012	32

The condensed half-year consolidated financial statements are unaudited but have been subject to a review by the statutory auditors in accordance with professional standards applicable in France.

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2012	December 31, 2011(1)

Property, plant and equipment	B.3.	10,723	10,750

Goodwill	B.4.	39,047	38,582

Other intangible assets	B.4. - B.5.	22,415	23,639

Investments in associates and joint ventures	B.6.	734	807

Non-current financial assets	B.7.	3,157	2,399

Deferred tax assets		3,968	3,633

Non-current assets		80,044	79,810

Inventories		6,588	6,051

Accounts receivable	B.8.	8,194	8,042

Other current assets		2,028	2,401

Current financial assets		331	173

Cash and cash equivalents	B.10.	4,307	4,124

Current assets		21,448	20,791

Assets held for sale or exchange		251	67

TOTAL ASSETS		101,743	100,668

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2012	December 31, 2011(1)

Equity attributable to equity holders of Sanofi		56,208	56,203

Equity attributable to non-controlling interests		146	170

Total equity	B.9.	56,354	56,373

Long-term debt	B.10.	10,270	12,499

Non-current liabilities related to business combinations and to non-controlling interests	B.12.	1,449	1,336

Provisions and other non-current liabilities	B.13.	11,175	10,346

Deferred tax liabilities		6,398	6,530

Non-current liabilities		29,292	30,711

Accounts payable		3,278	3,183

Other current liabilities		6,730	7,221

Current liabilities related to business combinations and to non-controlling interests	B.12.	154	220

Short-term debt and current portion of long-term debt	B.10.	5,912	2,940

Current liabilities		16,074	13,564

Liabilities related to assets held for sale or exchange		23	20

TOTAL LIABILITIES & EQUITY		101,743	100,668

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Net sales	B.19.4.	17,381	16,128	33,389
Other revenues		673	835	1,669
Cost of sales		(5,360)	(5,214)	(10,902)
Gross profit		12,694	11,749	24,156
Research and development expenses		(2,415)	(2,297)	(4,811)
Selling and general expenses		(4,410)	(4,201)	(8,536)
Other operating income		319	191	319
Other operating expenses		(324)	(168)	(315)
Amortization of intangible assets	B.4.	(1,675)	(1,701)	(3,314)
Impairment of intangible assets	B.5.	(40)	(69)	(142)
Fair value remeasurement of contingent consideration liabilities	B.12.	(106)	(66)	15
Restructuring costs	B.16.	(250)	(467)	(1,314)
Other gains and losses, and litigation		—	(517)	(327)
Operating income		3,793	2,454	5,731
Financial expenses	B.17.	(272)	(234)	(552)
Financial income	B.17.	45	56	140
Income before tax and associates and joint ventures		3,566	2,276	5,319
Income tax expense	B.18.	(869)	(472)	(455)
Share of profit/(loss) of associates and joint ventures		404	556	1,070
Net income		3,101	2,360	5,934
Attributable to non-controlling interests		103	136	241
Net income attributable to equity holders of Sanofi		2,998	2,224	5,693
Average number of shares outstanding (million)	B.9.6.	1,319.3	1,308.6	1,321.7
Average number of shares outstanding after dilution (million)	B.9.6.	1,327.9	1,313.3	1,326.7
– Basic earnings per share (in euros)		2.27	1.70	4.31
– Diluted earnings per share (in euros)		2.26	1.69	4.29

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	June 30, 2012 (6 months)	June 30, 2011(1) (6 months)	December 31, 2011(1) (12 months)
Net income	3,101	2,360	5,934
Attributable to equity holders of Sanofi	2,998	2,224	5,693
Attributable to non-controlling interests	103	136	241
Other comprehensive income:
• Actuarial gains/(losses)	(721)	95	(677)
• Tax effect(2)	186	(51)	138
Items not potentially reclassifiable to profit or loss	(535)	44	(539)
• Available-for-sale financial assets	820	215	250
• Cash flow hedges	(5)	6	5
• Change in currency translation differences	572	(1,746)	(95)
• Tax effect on above items(2)	(57)	(12)	4
Items potentially reclassifiable to profit or loss	1,330	(1,537)	164
Other comprehensive income	795	(1,493)	(375)
Comprehensive income	3,896	867	5,559
Attributable to equity holders of Sanofi	3,793	741	5,330
Attributable to non-controlling interests	103	126	229

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

(2)	See analysis in Note B.9.7.

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payment	Other comprehensive income(1)	Attributable to equity holders of Sanofi	Attributable to non- controlling interests	Total equity
Balance at January 1, 2011	2,622	50,169	(371)	1,829	(1,152)	53,097	191	53,288
Other comprehensive income for the period(2)	—	44	—	—	(1,527)	(1,483)	(10)	(1,493)
Net income for the period	—	2,224	—	—	—	2,224	136	2,360
Comprehensive income for the period(2)	—	2,268	—	—	(1,527)	741	126	867
Dividend paid out of 2010 earnings (€2.50 per share)	—	(3,262)	—	—	—	(3,262)	—	(3,262)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(180)	(180)
Increase in share capital – dividends paid in shares(3)	76	1,814	—	—	—	1,890	—	1,890
Share repurchase program(3)	—	—	(113)	—	—	(113)	—	(113)
Share-based payment plans:
• Exercise of stock options	2	26	—	—	—	28	—	28
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	68	—	68	—	68
• Tax effect of exercise of stock options	—	—	—	3	—	3	—	3
Changes in non-controlling interests without loss of control	—	5	—	—	—	5	6	11
Balance at June 30, 2011(2)	2,701	51,019	(483)	1,900	(2,679)	52,458	143	52,601
Other comprehensive income for the period(2)	—	(583)	—	—	1,703	1,120	(2)	1,118
Net income for the period	—	3,469	—	—	—	3,469	105	3,574
Comprehensive income for the period(2)	—	2,886	—	—	1,703	4,589	103	4,692
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(72)	(72)
Share repurchase program(3)	—	—	(961)	—	—	(961)	—	(961)
Reduction in share capital(3)	(21)	(488)	509	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	2	40	—	—	—	42	—	42
• Proceeds from sale of treasury shares on exercise of stock options	—	—	2	—	—	2	—	2
• Value of services obtained from employees	—	—	—	75	—	75	—	75
• Tax effect of exercise of stock options	—	—	—	5	—	5	—	5
Changes in non-controlling interests without loss of control	—	(7)	—	—	—	(7)	(4)	(11)
Balance at December 31, 2011(2)	2,682	53,450	(933)	1,980	(976)	56,203	170	56,373
Other comprehensive income for the period	—	(535)	—	—	1,330	795	—	795
Net income for the period	—	2,998	—	—	—	2,998	103	3,101
Comprehensive income for the period	—	2,463	—	—	1,330	3,793	103	3,896
Dividend paid out of 2011 earnings (€2.65 per share)	—	(3,487)	—	—	—	(3,487)	—	(3,487)
Payment of dividends and equivalents to non-controlling interests	—	—	—	—	—	—	(131)	(131)
Share repurchase program(3)	—	—	(454)	—	—	(454)	—	(454)
Reduction in share capital(3)	(42)	(1,087)	1,129	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	3	71	—	—	—	74	—	74
• Issuance of restricted shares	1	(1)	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	72	—	72	—	72
• Tax effect of exercise of stock options	—	—	—	8	—	8	—	8
Changes in non-controlling interests without loss of control	—	(1)	—	—	—	(1)	4	3
Balance at June 30, 2012	2,644	51,408	(258)	2,060	354	56,208	146	56,354

(1)	See Note B.9.7.
(2)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).
(3)	See Notes B.9.2. and B.9.3.

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Net income attributable to equity holders of Sanofi		2,998	2,224	5,693
Non-controlling interests excluding BMS(1)		11	12	15
Share of undistributed earnings of associates and joint ventures		19	8	27
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		2,480	2,925	5,553
Gains and losses on disposals of non-current assets, net of tax(2)		(40)	(35)	(34)
Net change in deferred taxes		(376)	(983)	(1,865)
Net change in provisions		62	356	40
Cost of employee benefits (stock options and other share-based payments)		72	68	143
Impact of the workdown of acquired inventories remeasured at fair value		17	264	476
Unrealized (gains)/losses recognized in income		(147)	(59)	(214)
Operating cash flow before changes in working capital		5,096	4,780	9,834
(Increase)/decrease in inventories		(486)	(345)	(232)
(Increase)/decrease in accounts receivable		(52)	(375)	(257)
Increase/(decrease) in accounts payable		34	27	(87)
Net change in other current assets, current financial assets and other current liabilities		(265)	(182)	61
Net cash provided by/(used in) operating activities(3)		4,327	3,905	9,319
Acquisitions of property, plant and equipment and intangible assets	B.3. – B.4.	(786)	(832)	(1,782)
Acquisitions of investments in consolidated undertakings, net of cash acquired	B.1. — B.2.	(148)	(13,444)	(13,590)
Acquisitions of available-for-sale financial assets		(31)	(23)	(26)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax(4)		71	71	359
Net change in loans and other financial assets		3	361	338
Net cash provided by/(used in) investing activities		(891)	(13,867)	(14,701)
Issuance of Sanofi shares(5)	B.9.	74	28	70
Dividends paid:
• to shareholders of Sanofi(5)		(3,487)	(1,372)	(1,372)
• to non-controlling interests, excluding BMS(1)		(9)	(11)	(17)
Transactions with non-controlling interests, other than dividends		(20)	—	—
Additional long-term debt contracted	B.10.1.	434	7,810	8,359
Repayments of long-term debt	B.10.1.	(734)	(713)	(2,931)
Net change in short-term debt		925	4,309	(145)
Acquisitions of treasury shares	B.9.2.	(454)	(113)	(1,074)
Disposals of treasury shares, net of tax		—	1	3
Net cash provided by/(used in) financing activities		(3,271)	9,939	2,893
Impact of exchange rates on cash and cash equivalents		18	(50)	1
Impact of Merial cash and cash equivalents		—	146	147
Net change in cash and cash equivalents		183	73	(2,341)
Cash and cash equivalents, beginning of period		4,124	6,465	6,465
Cash and cash equivalents, end of period	B.10.	4,307	6,538	4,124
(1) See Note C.1. to the consolidated financial statements for the year ended December 31, 2011. (2) Including available-for-sale financial assets. (3) Including:
– Income tax paid		(1,266)	(1,460)	(2,815)
– Interest paid		(255)	(211)	(447)
– Interest received		39	62	100
– Dividends received from non-consolidated entities		2	3	7

(4)       Property, plant and equipment, intangible assets, investments in consolidated entities and other non-current financial assets.

(5)       Amounts reported for 2011 for issuance of Sanofi shares and dividends paid to equity holders of Sanofi are reported net of dividends taken in the form of shares, which do not generate cash flows.

The accompanying notes on pages 8 to 32 are an integral part of the condensed half-year consolidated financial statements.

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NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012

INTRODUCTION

Sanofi, together with its subsidiaries (collectively “Sanofi” or “the Group”), is a diversified global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs. Sanofi has fundamental strengths in the healthcare field, operating via seven growth platforms: Diabetes Solutions, Human Vaccines, Innovative Products, Consumer Health Care, Emerging Markets, Animal Health and New Genzyme. Sanofi, the parent company of the Group, is a société anonyme (a form of limited liability company) incorporated under the laws of France. The registered office is at 54, rue La Boétie, 75008 Paris.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2012 were reviewed by the Sanofi Board of Directors at the Board meeting on July 25, 2012.

A — Basis of preparation and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2012 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). Except for the change described in Note A.1.1., the accounting policies applied as of June 30, 2012 are identical to those described in the notes to the published consolidated financial statements for the year ended December 31, 2011.

IFRSs endorsed by the European Union as of June 30, 2012 can be accessed under the heading “IAS/IFRS Standards and Interpretations” at

http://ec.europa.eu/internal market/accounting/ias/index en.htm

A.1.1. New standards and amendments applicable in the period

The new standards, amendments to standards, and interpretations issued by the IASB and mandatorily applicable with effect from the 2012 financial year are listed below; they have no impact on the Group’s consolidated financial statements:

•

Amendment to IFRS 7 (Financial Instruments: Disclosures). This amendment applies to annual financial periods beginning on or after July 1, 2011, and has been endorsed by the European Union. It is intended to provide better financial information about transfers of financial assets, in particular securitizations. The amendment does not alter the way securitizations are currently accounted for, but clarifies the disclosure requirements.

•

Amendment to IAS 12 (Income Taxes): Recovery of Underlying Assets. This amendment offers a practical solution to be applied when estimating deferred tax assets and liabilities on investment property measured using the fair value model under IAS 40 (Investment Property). Sanofi does not have any investment property measured under IAS 40, and consequently this amendment does not apply to the consolidated financial statements. The amendment is applicable to annual financial periods beginning on or after January 1, 2012, and has not yet been endorsed by the European Union.

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•

Amendment to IAS 1 (Presentation of Financial Statements). This requires items of other comprehensive income that are potentially reclassifiable to profit or loss to be presented separately from those that are not, and was early adopted by Sanofi with effect from 2011. This amendment was endorsed by the European Union on June 5, 2012.

A.1.2. New standards and amendments applicable in 2013

The principal new standards and amendments that will be applicable to Sanofi from 2013 are:

•	IFRS 10 (Consolidated Financial Statements);

•	IFRS 11 (Joint Arrangements);

•	IFRS 12 (Disclosure of Interests in Other Entities);

•	Amended IAS 27 (Separate Financial Statements);

•	Amended IAS 28 (Investments in Associates and Joint Ventures);

•	IFRS 13 (Fair Value Measurement);

•	Amended IAS 19 (Employee Benefits).

A description of these standards and amendments, and of the expected impact of applying them, is provided in Note B.28. to the consolidated financial statements for the year ended December 31, 2011.

Of the texts listed above, only the amended IAS 19 has already been endorsed by the European Union. In June 2012, the Accounting Regulatory Committee (ARC) issued a recommendation that the first five of the texts listed above should be mandatorily applicable for annual financial periods beginning on or after January 1, 2014 at the latest, with an option for early adoption. Sanofi expects to apply these standards and amendments with effect from January 1, 2013.

A.1.3. New standards, interpretations and amendments issued in the first half of 2012

In March 2012, the IASB issued an amendment to IFRS 1, dealing with government loans. This amendment relates to first-time adoption of IFRS, and hence does not apply to Sanofi.

In May 2012, the IASB issued the 2009-2011 cycle of Annual Improvements to IFRSs, consisting of six amendments applicable to annual financial periods beginning on or after January 1, 2013; these amendments have not yet been endorsed by the European Union. Two of them relate to first-time adoption of IFRS, and hence do not apply to Sanofi. The others deal with:

•	IAS 1 (Presentation of Financial Statements): clarification on comparative information;

•	IAS 16 (Property, Plant and Equipment): classification of servicing equipment;

•	IAS 32 (Financial Instruments – Presentation): income tax relating to distributions to holders of an equity instrument;

•	IAS 34 (Interim Financial Reporting): financial information and segment information about total assets and liabilities.

Sanofi does not expect the application of these amendments to have any impact on the Group.

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A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. These estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;

•	the valuation of goodwill, and the valuation and useful life of acquired intangible assets;

•	the amount of post-employment benefit obligations;

•	the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•	the amount of provisions for product claims;

•	the measurement of contingent consideration.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to Income before tax and associates and joint ventures. The estimated effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could vary from these estimates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

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B — Significant information for the first half of 2012

B.1. FINAL PURCHASE PRICE ALLOCATION FOR ACQUISITIONS MADE IN 2011

•	Genzyme

The final purchase price allocation of Genzyme, acquired on April 4, 2011, is as follows:

(€ million)	Fair value at acquisition date
Property, plant and equipment	1,933
Other intangible assets	10,059
Non-current financial assets	103
Inventories	925
Accounts receivable	764
Cash and cash equivalents	1,267
Long-term and short-term debt	(835)
Liability related to “Bayer” contingent consideration	(585)
Accounts payable	(315)
Deferred taxes	(2,911)
Other assets and liabilities	(166)
Net assets of Genzyme as of April 4, 2011	10,239
Goodwill	4,575
Purchase price(1)	14,814

(1)	Includes the €481 million valuation of the CVRs at the acquisition date

Following the completion of the valuation process during the purchase price allocation period, the amount of deferred tax liabilities was increased by €489 million relative to the provisional allocation as of December 31, 2011 (refer to Note D.1.1. to the consolidated financial statements for the year ended December 31, 2011). Consequently, the comparative figures as published in respect of the 2011 financial year have been revised, in accordance with paragraph 49 of IFRS 3.

•	Other acquisitions made during 2011

The other acquisitions made in 2011 (refer to note D.1.2. to the consolidated financial statements for the year ended December 31, 2011) did not require any adjustments to their initial purchase price allocations.

B.2. IMPACT OF CHANGES IN SCOPE OF CONSOLIDATION

The acquisitions made during the first half of 2012 were those of Pluromed, Inc. (Biosurgery) and Newport (Animal Health). The impact of these acquisitions at Group level is not material.

Sanofi made no divestments during the period.

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B.3. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment in the first half of 2012 amounted to €608 million. This reflects investments in the Pharmaceuticals segment of €495 million, including industrial facilities (€391 million). The Vaccines segment accounted for €80 million of acquisitions during the period, and the Animal Health segment for €33 million.

An impairment loss of €107 million was taken against property, plant and equipment during the period (see Note B.16.).

Firm orders for property, plant and equipment as of June 30, 2012 totaled €332 million.

B.4. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in intangible assets other than goodwill during the first half of 2012 were as follows:

(€ million)	Acquired Aventis R&D	Other acquired R&D	Rights to marketed Aventis products	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2012	2,103	4,262	31,587	17,933	971	56,856
Changes in scope of consolidation	—	10	—	61	—	71
Acquisitions and other increases	—	53	—	23	28	104
Disposals and other decreases	—	(1)	—	(6)	(18)	(25)
Translation differences	27	72	461	307	11	878
Transfers	(57)	(101)	57	98	(14)	(17)
Gross value at June 30, 2012	2,073	4,295	32,105	18,416	978	57,867
Accumulated amortization and impairment at January 1, 2012	(1,531)	(234)	(26,434)	(4,308)	(710)	(33,217)
Amortization expense	—	—	(750)	(925)	(54)	(1,729)
Impairment losses, net of reversals	—	(33)	—	(7)	—	(40)
Disposals and other decreases	—	1	—	6	17	24
Translation differences	(19)	(6)	(407)	(85)	(7)	(524)
Transfers	—	—	—	9	25	34
Accumulated amortization and impairment at June 30, 2012	(1,550)	(272)	(27,591)	(5,310)	(729)	(35,452)
Carrying amount at January 1, 2012	572	4,028	5,153	13,625	261	23,639
Carrying amount at June 30, 2012	523	4,023	4,514	13,106	249	22,415

Acquisitions of intangible assets other than goodwill (excluding software) in the first half of 2012 amounted to €76 million.

The amount reported for changes in scope of consolidation relates to intangible assets (other than goodwill) recognized in connection with acquisitions made during the period (see Note B.2.).

The “Transfers” line mainly comprises acquired research and development that came into commercial use during the period and is being amortized from the date of marketing approval.

Movements in goodwill during the period were as follows:

(€ million)	Gross value(1)	Accumulated amortization and impairment	Carrying amount(1)
Balance at January 1, 2012	38,606	(24)	38,582
Acquisitions during the period(2)	14	—	14
Translation differences	452	(1)	451
Balance at June 30, 2012	39,072	(25)	39,047

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

(2)	See Note B.2.

12  |  2012 Half-Year Financial Report  ●  Sanofi

B.5. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2012 led to the recognition of a charge of €40 million, mainly relating to discontinuation of research and development projects.

B.6. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2011.

Investments in associates and joint ventures are as follows:

(€ million)	% interest	June 30, 2012	December 31, 2011
Sanofi Pasteur MSD	50.0	305	313
InfraServ Höchst	31.2	78	87
Entities and companies managed by Bristol-Myers Squibb(1)	49.9	249	307
Other investments	—	102	100
Total		734	807

(1)

Under the terms of the agreements with Bristol-Myers Squibb (BMS) (see Note C.1. to the consolidated financial statements for the year ended December 31, 2011), the Group’s share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

The financial statements include commercial transactions between the Group and certain of its associates and joint ventures, which are regarded as related parties. The principal transactions of this nature are summarized below:

(€ million)	6 months to June 30, 2012	6 months to June 30, 2011	12 months to December 31, 2011
Sales	182	289	526
Royalties(1)	452	664	1,292
Accounts receivable(1)	188	452	503
Purchases	117	118	236
Accounts payable	29	30	21
Other liabilities(1)	521	485	404

(1)	These items mainly relate to entities and companies managed by BMS

B.7. NON-CURRENT FINANCIAL ASSETS

Non-current financial assets comprise the following items:

(€ million)	June 30, 2012	December 31, 2011
Available-for-sale financial assets(1)	1,954	1,302
Pre-funded pension obligations	12	6
Long-term loans and advances	681	573
Assets recognized under the fair value option	131	124
Derivative financial instruments	379	394
Total	3,157	2,399

(1)	Includes 15.8 million shares in Regeneron Pharmaceuticals, valued at €1,435 million on the basis of the quoted stock market price at June 30, 2012 (versus €678 million at December 31, 2011).

2012 Half-Year Financial Report  ●  Sanofi  |  13

B.8. ACCOUNTS RECEIVABLE

Accounts receivable break down as follows:

(€ million)	June 30, 2012	December 31, 2011
Gross value	8,338	8,176
Impairment	(144)	(134)
Carrying amount	8,194	8,042

The impact of changes in provisions for impairment of accounts receivable during the first half of 2012 was a net expense of €5 million.

The table below shows the ageing profile of overdue accounts receivable, based on gross value.

(€ million)	Overdue accounts gross value	Overdue < 1 month	Overdue 1-3 months	Overdue 3-6 months	Overdue 6-12 months	Overdue > 12 months
June 30, 2012	962	344	176	168	133	141
December 31, 2011	1,103	278	227	187	135	276

Accounts overdue by more than one month relate mainly to public-sector customers.

B.9. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.9.1. Share capital

The share capital of €2,643,704,016 consists of 1,321,852,008 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by the Group are as follows:

	Number of shares (in million)%
June 30, 2012	4.1	0.31%
December 31, 2011	17.2	1.28%
June 30, 2011	8.2	0.61%
January 1, 2011	6.1	0.46%

A total of 1,551,889 new shares were issued during the first half of 2012 as a result of the exercise of options under stock subscription option plans.

A total of 540,753 restricted shares vested and were issued in the first half of 2012, of which 523,477 had been awarded as part of the March 1, 2010 plan and were issued in March 2012.

B.9.2. Repurchase of Sanofi shares

The Sanofi shareholders’ Annual General Meeting of May 6, 2011 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 7,513,493 shares during the first half of 2012 for a total of €425 million.

The Sanofi shareholders’ Annual General Meeting of May 4, 2012 authorized a share repurchase program for a period of 18 months. Under this program (and this program only), Sanofi repurchased 501,356 shares during May and June 2012 for a total of €29 million.

14  |  2012 Half-Year Financial Report  ●  Sanofi

B.9.3. Reduction in share capital

The Board of Directors on April 26, 2012 approved the cancellation of 21,159,445 treasury shares (€1,129 million), representing 1.60% of the share capital as of June 30, 2012.

These cancellations had no effect on consolidated shareholders’ equity.

B.9.4. Restricted share plan

The Board of Directors meeting held on March 5, 2012 awarded a performance share plan consisting of 4,694,260 shares, of which 3,127,160 will vest after a four-year service period and 1,567,100 will vest after a three-year service period but will be non-transferable for a further two-year lock-up period.

The plan was measured as of the date of grant. The fair value of each share awarded is equal to the quoted market price of the share as of that date (€57.62), adjusted for dividends expected during the vesting period.

The fair value of the performance share plan is €192 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2012 was €17 million.

The total expense recognized in the first half of 2012 for all restricted share plans was €59 million, compared with €38 million in the first half of 2011. A total of 11,094,356 shares were in process of vesting as of June 30, 2012 (4,661,030 under the 2012 plans, 3,222,140 under the 2011 plans, 2,662,881 under the 2010 plans, and 548,305 under the 2009 plans).

B.9.5. Stock option plan

On March 5, 2012, the Board of Directors granted 814,050 stock subscription options at an exercise price of €56.44. The vesting period is four years, and the plan expires on March 5, 2022.

The following assumptions were used in determining the fair value of this plan:

•	dividend yield: 5.28%;

•	plan maturity: 7 years;

•	volatility of Sanofi shares, computed on a historical basis: 26.69%;

•	interest rate: 2.30%.

On this basis, the fair value of one option is €8.42, and the fair value of the 2012 plan is €6 million. This amount is being recognized as an expense over the vesting period, with the matching entry recorded directly in equity. The expense recognized for this plan during the first half of 2012 was €0.5 million.

The total expense recognized for stock option plans in the first half of 2012 was €14 million, compared with €30 million in the first half of 2011.

2012 Half-Year Financial Report  ●  Sanofi  |  15

The table below provides summary information about options outstanding and exercisable as of June 30, 2012:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (in years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €1.00 to €10.00 per share	14,570	3.05	7.56	14,570	7.56
From €10.00 to €20.00 per share	42,542	4.63	15.87	42,542	15.87
From €20.00 to €30.00 per share	4,100	5.99	28.38	4,100	28.38
From €30.00 to €40.00 per share	253,605	6.75	38.08	253,605	38.08
From €40.00 to €50.00 per share	10,796,054	4.92	43.55	3,612,749	40.48
From €50.00 to €60.00 per share	16,725,911	4.82	53.80	7,414,061	53.57
From €60.00 to €70.00 per share	21,622,870	4.97	64.59	21,622,870	64.59
From €70.00 to €80.00 per share	13,141,280	2.92	70.38	13,141,280	70.38
Total	62,600,932			46,105,777
of which stock purchase options	314,817
of which stock subscription options	62,286,115

B.9.6. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options, restricted shares and performance shares with a potentially dilutive effect.

(in millions)	June 30, 2012	June 30, 2011	December 31, 2011
Average number of shares outstanding	1,319.3	1,308.6	1,321.7
Adjustment for options with potentially dilutive effect	3.0	1.8	1.7
Adjustment for restricted shares with potentially dilutive effect	5.6	2.9	3.3
Average number of shares used to compute diluted earnings per share	1,327.9	1,313.3	1,326.7

As of June 30, 2012, 43 million stock options were excluded from the calculation of diluted earnings per share because they did not have a potentially dilutive effect, compared with 56 million as of December 31, 2011 and 61.3 million as of June 30, 2011.

16  |  2012 Half-Year Financial Report  ●  Sanofi

B.9.7. Other comprehensive income

Movements in other comprehensive income were as follows:

(€ million)	June 30, 2012 (6 months)	June 30, 2011(1) (6 months)	December 31, 2011(1) (12 months)
Balance, beginning of period	(1,477)	(1,102)	(1,102)
Attributable to equity holders of Sanofi	(1,460)	(1,097)	(1,097)
Attributable to non-controlling interests	(17)	(5)	(5)
Actuarial gains/(losses):
• Actuarial gains/(losses) excluding associates and joint ventures(2)	(721)	95	(677)
• Actuarial gains/(losses) of associates and joint ventures	—	—	—
• Tax effects	186	(51)	138
Items not potentially reclassifiable to profit or loss	(535)	44	(539)
Available-for-sale financial assets:
• Change in fair value(3)	820	215	250
• Tax effect	(59)	(10)	(5)
Cash flow hedges:
• Change in fair value(4)	(5)	6	5
• Tax effects	2	(2)	(2)
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries(5)	572	(1,746)	(65)
• Hedges of net investments in foreign operations	—	—	(30)
• Tax effects	—	—	11
Items potentially reclassifiable to profit or loss	1,330	(1,537)	164
Balance, end of period	(682)	(2,595)	(1,477)
Attributable to equity holders of Sanofi	(665)	(2,580)	(1,460)
Attributable to non-controlling interests	(17)	(15)	(17)

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

(2)	See Note B.13.

(3)	Including reclassification to profit or loss: not significant in the first half of 2012 and 2011.

(4)	Including reclassification to profit or loss: €1 million in the first half of 2012.

(5)	Including reclassification to profit or loss: €1 million in 2011.

2012 Half-Year Financial Report  ●  Sanofi  |  17

B.10. DEBT, CASH AND CASH EQUIVALENTS

Changes in the Group’s financial position during the period were as follows:

(€ million)	June 30, 2012	December 31, 2011
Long-term debt	10,270	12,499
Short-term debt and current portion of long-term debt	5,912	2,940
Interest rate and currency derivatives used to hedge debt	(527)	(483)
Total debt	15,655	14,956
Cash and cash equivalents	(4,307)	(4,124)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(1)	27
Debt, net of cash and cash equivalents	11,347	10,859

“Debt, net of cash and cash equivalents” is a non-GAAP financial indicator used by management and investors to measure the company’s overall net indebtedness.

Trends in the gearing ratio are shown below:

(€ million)	June 30, 2012	December 31, 2011
Debt, net of cash and cash equivalents	11,347	10,859
Total equity	56,354	56,373
Gearing ratio	20.1%	19.3%

B.10.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2012 is shown below:

(€ million)	Carrying amount at June 30, 2012	Amortized cost	Adjustment to debt measured at fair value	Value on redemption at June 30, 2012	Value on redemption at December 31, 2011
Long-term debt	10,270	47	(311)	10,006	12,278
Short-term debt and current portion of long-term debt	5,912	—	(1)	5,911	2,937
Interest rate and currency derivatives used to hedge debt	(527)	—	254	(273)	(258)
Total debt	15,655	47	(58)	15,644	14,957
Cash and cash equivalents	(4,307)	—	—	(4,307)	(4,124)
Interest rate and currency derivatives used to hedge cash and cash equivalents	(1)	—	—	(1)	24
Debt, net of cash and cash equivalents	11,347	47	(58)	11,336	10,857

18  |  2012 Half-Year Financial Report  ●  Sanofi

The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2012			December 31, 2011
(€ million)	non- current	current	Total	non- current	current	Total
Bond issues	9,392	2,988	12,380	11,662	1,324	12,986
Other bank borrowings	525	1,166	1,691	522	562	1,084
Commercial paper	—	1,270	1,270	—	695	695
Finance lease obligations	75	12	87	80	12	92
Other borrowings	14	47	61	14	62	76
Bank credit balances	—	428	428	—	282	282
Interest rate and currency derivatives used to hedge debt	(125)	(148)	(273)	(143)	(115)	(258)
Total debt	9,881	5,763	15,644	12,135	2,822	14,957
Cash and cash equivalents	—	(4,307)	(4,307)	—	(4,124)	(4,124)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	(1)	(1)	—	24	24
Debt, net of cash and cash equivalents	9,881	1,455	11,336	12,135	(1,278)	10,857

PRINCIPAL FINANCING AND DEBT REDUCTION TRANSACTIONS DURING THE PERIOD

During the first half of 2012:

•	Sanofi redeemed at maturity (on March 28, 2012) a bond issue carried out in March 2011 with a nominal amount of $1.0 billion (€711 million);

•	Sanofi contracted a €428 million bank loan, expiring December 2017.

In addition, Sanofi had the following arrangements in place as of June 30, 2012 to manage its liquidity in connection with current operations:

•

a €3 billion syndicated credit facility initially expiring December 26, 2012, with two 12-month extension options, available for drawdown in euros (on July 16, 2012, this facility was extended until December 25, 2013);

•

a €7 billion syndicated credit facility (€0.725 billion expiring July 6, 2015, €6.275 billion expiring July 4, 2016), available for drawdown in euros or U.S. dollars and with a 12-month extension option.

Sanofi also has in place two commercial paper programs, one in France (€6 billion) and the other in the United States ($10 billion). As of June 30, 2012, a total of €1.3 billion was drawn down under these programs.

The financing arrangements in place as of June 30, 2012 at the level of the Sanofi parent company (which centrally manages the bulk of the Group’s financing needs) are not subject to covenants regarding financial ratios, and contain no clauses linking credit spreads or fees to Sanofi’s credit rating.

B.10.2. Market value of debt

The market value of debt, net of cash and cash equivalents at June 30, 2012 was €12,164 million (€11,596 million at December 31, 2011), compared with a value on redemption of €11,336 million (€10,857 million at December 31, 2011).

2012 Half-Year Financial Report  ●  Sanofi  |  19

B.11. DERIVATIVE FINANCIAL INSTRUMENTS

B.11.1. Currency derivatives used to manage operational risk exposures

The table below shows operational currency hedging instruments in place as of June 30, 2012, with the notional amount translated into euros at the relevant closing exchange rate:

June 30, 2012			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	2,903	(34)	2	—	—	2,901	(34)
• of which U.S. dollar	1,110	(23)	—	—	—	1,110	(23)
• of which Japanese yen	541	(9)	—	—	—	541	(9)
• of which Russian rouble	345	4	—	—	—	345	4
• of which Chinese yuan	199	—	—	—	—	199	—
• of which Singapore dollar	80	—	—	—	—	80	—
Forward currency purchases	1,197	6	—	—	—	1,197	6
• of which U.S. dollar	478	2	—	—	—	478	2
• of which Japanese yen	154	2	—	—	—	154	2
• of which Russian rouble	87	(4)	—	—	—	87	(4)
• of which Singapore dollar	79	—	—	—	—	79	—
• of which Hungarian forint	76	1	—	—	—	76	1
Total	4,100	(28)	2	—	—	4,098	(28)

As of June 30, 2012, none of these instruments had an expiry date later than October 2012 (except for a forward purchase position of GBP 38 million maturing between 2012 and 2015).

These positions primarily hedge material foreign-currency cash flows arising after the balance sheet date in relation to transactions carried out during the six months to June 30, 2012 and recognized in the consolidated balance sheet as of that date. Gains and losses on these hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Consequently, the commercial foreign exchange gain or loss to be recognized on these items (hedges and hedged transactions as of June 30, 2012) in the second half of 2012 is not expected to be material.

B.11.2. Currency and interest rate derivatives used to manage financial risk exposures

Cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of the Group’s financing activities, expose certain entities (especially the Sanofi parent company) to financial foreign exchange risk. This is the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower.

20  |  2012 Half-Year Financial Report  ●  Sanofi

The net foreign exchange exposure for each currency and entity is hedged by firm financial instruments (usually currency swaps or forward contracts), a summary of which as of June 30, 2012 is provided below:

June 30, 2012 (€ million)	Notional amount	Fair value	Expiry
Forward currency sales	3,440	(65)
• of which Japanese yen	1,477	—	2012
• of which U.S. dollar	1,293	(63)	2012
• of which Czech koruna	272	3	2012
• of which Australian dollar	147	(5)	2012
• of which Hungarian forint	69	(1)	2012
Forward currency purchases	2,081	3
• of which Pound sterling	979	—	2012
• of which Singapore dollar	298	3	2012
• of which Japanese yen	223	(2)	2012
• of which Swiss franc	220	—	2012
• of which Australian dollar	121	1	2012
Total	5,521	(62)

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash. The table below shows instruments of this type in place as of June 30, 2012:

	Notional amounts by expiry date as of June 30, 2012								Of which derivatives designated as fair value hedges		Of which derivatives designated as cash flow hedges
(€ million)	2012	2013	2014	2015	2016	2019	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Caps
Purchases of caps 0.50%	794	—	—	—	—	—	794	—	—	—	794	—	(1)
Interest rate swaps
Interest rate swap, pay floating / receive 2.73%	—	—	—	—	500	—	500	36	500	36	—	—	—
Interest rate swap, pay floating / receive 2.38%	—	—	1,200	—	1,000	800	3,000	245	3,000	245	—	—	—
Interest rate swap, pay floating / receive 0.34%	—	—	386	—	—	—	386	1	386	1	—	—	—
Cross currency swaps
- pay € floating / receive JPY floating	—	92	—	—	—	—	92	58	—	—	—	—	—
- pay € 4.89% / receive CHF 3.26%	180	—	—	—	—	—	180	48	—	—	180	48	—
- pay € 4.87% / receive CHF 3.38%	—	—	—	244	—	—	244	94	—	—	244	94	7
- pay € floating / receive CHF 3.26%	167	—	—	—	—	—	167	46	167	46	—	—	—
Currency swaps
- pay € / receive USD	797	—	—	—	—	—	797	(2)	—	—	—	—	—
Currency swaps used to hedge short-term USD investments
- pay USD/receive €	121	—	—	—	—	—	121	1	—	—	—	—	—
Total	2,059	92	1,586	244	1,500	800	6,281	527	4,053	328	1,218	142	6

2012 Half-Year Financial Report  ●  Sanofi  |  21

B.12. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING         INTERESTS

A description of the nature of the liabilities included in the line item Liabilities related to business combinations and to non-controlling interests is provided in Note B.8.5. to the consolidated financial statements for the year ended December 31, 2011.

Movements in this item during the first half of 2012 were as follows:

	Liabilities related to business combinations
(€ million)	Liabilities related to non-controlling interests(2)	CVRs issued in connection with the acquisition of Genzyme(3)	Bayer contingent consideration arising from the Genzyme acquisition	Other	Total
Balance at January 1, 2012	133	268	694	461	1,556
New business combinations	—	—	—	14	14
Payments made	—	—	(52)	(28)	(80)
Fair value remeasurements through profit or loss (including unwinding of discount)(1)	—	56	39	11	106
Other movements(2)	(15)	—	—	1	(14)
Currency translation differences	1	—	11	9	21
Balance at June 30, 2012	119	324	692	468	1,603
			Split as follows:
			• current		154
			• non-current		1,449

(1)	Amounts reported in the income statement line item Fair value remeasurement of contingent consideration liabilities.
(2)	Put options granted to non-controlling interests.
(3)	On the basis of the quoted price of one CVR of $ 1.41 at June 30, 2012.

The liabilities related to business combinations and to non-controlling interests reported in the table above are classified as Level 3 instruments under IFRS 7 (refer to Note B.8.6. to the consolidated financial statements for the year ended December 31, 2011), except for the CVRs issued in connection with the Genzyme acquisition which are classified as Level 1 instruments.

22  |  2012 Half-Year Financial Report  ●  Sanofi

B.13. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities consist of the following items:

(€ million)	Provisions for pensions and other benefits	Restructuring provisions	Other provisions	Other non-current liabilities	Total
Balance at January 1, 2012	4,892	1,182	4,158	114	10,346
Increases in provisions and other liabilities	197	40	407	—	644
Reversals of utilized provisions	(221)	(9)	(73)	(3)	(306)
Reversals of unutilized provisions	(115)	(1)	(73)	—	(189)
Transfers(1)	(2)	(140)	(25)	(5)	(172)
Unwinding of discount	—	21	23	—	44
Currency translation differences	53	3	29	2	87
Actuarial (gains)/losses on defined-benefit plans	721	—	—	—	721
Balance at June 30, 2012	5,525	1,096	4,446	108	11,175

(1)	Mainly comprises transfers between current and non-current.

Provisions for pensions and other employee benefits

Sanofi applies the option allowed by the amendment to IAS 19, under which all actuarial gains and losses under defined-benefit plans are recognized in the balance sheet with the matching entry recorded as a component of equity. Under this method, Sanofi reviews the relevant assumptions (in particular discount rates and the fair value of plan assets) at each balance sheet date.

For disclosures about the sensitivity of pension and other employee benefit obligations, and the assumptions used as of December 31, 2011, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2011.

The principal assumptions used for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2012 to take into account changes during the first half of 2012.

Actuarial gains and losses on pensions and other post-employment benefits recognized with a matching entry in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Actuarial gains/(losses) on plan assets	111	(33)	(290)
Actuarial gains/(losses) on benefit obligations(1)	(832)	128	(387)
Decrease/(increase) in provision	(721)	95	(677)

(1)	The movement during the first half of 2012 includes the effect of the reduction in discount rates in the euro zone (-1%).

2012 Half-Year Financial Report  ●  Sanofi  |  23

B.14. OFF BALANCE SHEET COMMITMENTS

There were no material changes in the Group’s off balance sheet commitments during the period.

B.15. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2011.

•	Ramipril Canada Patent Litigation

On May 11, 2012 the Federal Court in Canada issued its decisions in the Section 8 Actions brought by Apotex and Teva setting the parameters on how the amount of damages owed by Sanofi should be calculated. Sanofi and Teva have reached agreement on an amount to satisfy Teva’s claim, which amount is confidential. Sanofi and Apotex have not yet reached an agreement on the calculation of damages. Sanofi has appealed both decisions to the Federal Court of Appeal. The respective appeals do not suspend the obligation to pay damages pursuant to the Federal Court’s decision.

•	Plavix® – Product Litigation

Currently, approximately 250 lawsuits, involving approximately 1,400 claimants have been filed against affiliates of the Group and Bristol-Myers Squibb seeking recovery under state law for personal injuries allegedly sustained in connection with the use of Plavix®. The actions are venued in several jurisdictions, including the federal and/or state courts of New Jersey, New York, California, Ohio, Pennsylvania, and Illinois. The defendants have exercised their right to terminate the tolling agreement, effective September 1, 2012, with respect to unfiled claims by potential additional plaintiffs. At this stage of the litigation, a reasonable estimate of the financial effect of these cases is not practicable.

B.16. RESTRUCTURING COSTS

Restructuring costs break down as follows:

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Employee-related expenses	97	351	840
Expenses related to property, plant and equipment	137	82	422
Compensation for early termination of contracts (other than contracts of employment)	(1)	24	27
Decontamination costs	11	—	22
Other restructuring costs	6	10	3
Total	250	467	1,314

An impairment loss of €107 million was recognized against property, plant and equipment in the first half of 2012 in connection with the ongoing reorganization of Research and Development activities.

24  |  2012 Half-Year Financial Report  ●  Sanofi

B.17. FINANCIAL INCOME AND EXPENSES

Financial income and expenses comprise the following items:

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Cost of debt(1)	(207)	(198)	(425)
Interest income	39	62	100
Cost of debt, net of cash and cash equivalents	(168)	(136)	(325)
Non-operating foreign exchange gains/(losses)	4	(10)	10
Unwinding of discount on provisions	(44)	(40)	(83)
Gains/(losses) on disposals of financial assets	—	1	25
Impairment losses on financial assets, net of reversals	(8)	—	(58)
Other items	(11)	7	19
Net financial income/(expenses)	(227)	(178)	(412)
comprising: financial expenses	(272)	(234)	(552)
financial income	45	56	140

(1)	Including gain/(loss) on interest and currency derivatives used to hedge debt: €35 million for the six months ended June 30, 2012.

B.18. INCOME TAX EXPENSE

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2012 (6 months)(1)	June 30, 2011 (6 months)(1)	December 31, 2011 (12 months)
Standard tax rate applied in France	34	34	34
Impact of reduced-rate income tax on royalties in France	(7)	(13)	(11)
Impact of change in net deferred tax liabilities as a result of changes in tax laws and rates	—	1	(4)
Impact of the Franco-American Advance Pricing Agreement, 2006-2010	—	—	(7)
Impact of tax borne by BMS for the territory managed by Sanofi	(1)	(2)	(1)
Other items	(2)	1	(2)
Effective tax rate	24	21	9

(1)	Rate calculated on the basis of the estimated full-year effective tax rate (see Note A.2.).

B.19. SEGMENT INFORMATION

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health. The “Other” segment consists of all activities that are not reportable segments as defined in IFRS 8 (Operating Segments).

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture in Europe.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

Inter-segment transactions are not material.

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B.19.1. Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, which complies with IFRS 8, is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of net profits/losses from associates and joint ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

Segment results are shown in the tables below:

	June 30, 2012 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	14,827	1,400	1,154	—	17,381
Other revenues	645	10	18	—	673
Cost of sales	(4,431)	(566)	(346)	—	(5,343)
Research and development expenses	(2,051)	(284)	(80)	—	(2,415)
Selling and general expenses	(3,763)	(288)	(358)	(1)	(4,410)
Other operating income and expenses	(21)	(1)	1	16	(5)
Share of profit/(loss) of associates	425	(6)	—	—	419
Net income attributable to non-controlling interests	(104)	—	—	—	(104)
Business operating income	5,527	265	389	15	6,196
Financial income and expenses					(227)
Income tax expense					(1,583)
Business net income					4,386

26  |  2012 Half-Year Financial Report  ●  Sanofi

	June 30, 2011 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,730	1,308	1,090	—	16,128
Other revenues	816	10	9	—	835
Cost of sales	(4,073)	(550)	(327)	—	(4,950)
Research and development expenses	(1,963)	(264)	(70)	—	(2,297)
Selling and general expenses	(3,614)	(264)	(322)	(1)	(4,201)
Other operating income and expenses	42	(1)	(7)	(11)	23
Share of profit/(loss) of associates	559	(2)	—	13	570
Net income attributable to non-controlling interests	(136)	—	—	—	(136)
Business operating income	5,361	237	373	1	5,972
Financial income and expenses					(178)
Income tax expense					(1,474)
Business net income					4,320

	December 31, 2011 (12 months)
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	27,890	3,469	2,030	—	33,389
Other revenues	1,622	25	22	—	1,669
Cost of sales	(8,368)	(1,404)	(654)	—	(10,426)
Research and development expenses	(4,101)	(564)	(146)	—	(4,811)
Selling and general expenses	(7,376)	(542)	(617)	(1)	(8,536)
Other operating income and expenses	(13)	—	(7)	24	4
Share of profit/(loss) of associates	1,088	1	—	13	1,102
Net income attributable to non-controlling interests	(246)	—	(1)	—	(247)
Business operating income	10,496	985	627	36	12,144
Financial income and expenses					(412)
Income tax expense					(2,937)
Business net income					8,795

“Business net income” is determined by taking “Business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

“Business net income” is defined as Net income attributable to equity holders of Sanofi excluding (i) amortization of intangible assets; (ii) impairment of intangible assets; (iii) fair value remeasurement of contingent consideration liabilities; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the tax effects of items (i) through (vi); (viii) effects of major tax disputes and, as an exception for 2011, the retroactive effect (2006-2010) on the tax liability resulting from the agreement signed on December 22, 2011 by France and the United States on transfer prices (APA-Advance Pricing Agreement), for which the amount is deemed to be significant; (ix) the share of non-controlling interests in items (i) through (viii). Items (i), (ii), (iii), (v) and (vi) correspond to those reported in the income statement line items Amortization of intangible assets, Impairment of intangible assets, Fair value remeasurement of contingent consideration liabilities, Restructuring costs, and Other gains and losses, and litigation.

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The table below reconciles “Business net income” to Net income attributable to equity holders of Sanofi:

(€ million)		June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Business net income		4,386	4,320	8,795
(i)	Amortization of intangible assets	(1,675)	(1,701)	(3,314)
(ii)	Impairment of intangible assets	(40)	(69)	(142)
(iii)	Fair value remeasurement of contingent consideration liabilities	(106)	(66)	15
(iv)	Expenses arising from the impact of acquisitions on inventories(1)	(17)	(264)	(476)
(v)	Restructuring costs	(250)	(467)	(1,314)
(vi)	Other gains and losses, and litigation	—	(517)	(327)
(vii)	Tax effects of:	714	1,002	1,905
	- amortization of intangible assets	615	559	1,178
	- impairment of intangible assets	14	20	37
	- fair value remeasurement of contingent consideration liabilities	3	5	34
	- expenses arising from the impact of acquisitions on inventories	5	78	143
	- restructuring costs	77	150	399
	- other gains and losses, and litigation	—	190	114
(iv) / (viii)	Other tax items	—	—	577
(ix)	Share of items listed above attributable to non-controlling interests	1	—	6
(iv) / (v)	Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(15)	(14)	(32)
Net income attributable to equity holders of Sanofi		2,998	2,224	5,693

(1)	This line corresponds to the workdown of inventories remeasured at fair value at the acquisition date.

B.19.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.

The principal associates and joint ventures allocated to each segment are: for Pharmaceuticals, the entities majority owned by BMS (see Note C.1. to the consolidated financial statements for the year ended December 31, 2011), and InfraServ Höchst; and for Vaccines, Sanofi Pasteur MSD. The “Other” segment included Yves Rocher as an associate until November 2011.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions made during the period.

	June 30, 2012
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	423	311	—	—	734
Acquisitions of property, plant and equipment	536	108	38	—	682
Acquisitions of intangible assets	98	1	5	—	104

	June 30, 2011
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	432	338	—	140	910
Acquisitions of property, plant and equipment	540	162	38	—	740
Acquisitions of intangible assets	83	5	4	—	92

	December 31, 2011
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Investments in associates and joint ventures	488	319	—	—	807
Acquisitions of property, plant and equipment	1,136	323	77	—	1,536
Acquisitions of intangible assets	223	8	15	—	246

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B.19.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

		6 months ended June 30, 2012
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales	17,381	5,688	1,517	5,668	5,395	6,025
Non-current assets
– property, plant and equipment	10,723	6,739	4,020	2,819	2,415	1,165
– intangible assets	22,415	5,102		12,712		4,601
– goodwill	39,047	15,239		16,836		6,972

		6 months ended June 30, 2011
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales	16,128	5,981	1,591	4,843	4,580	5,304
Non-current assets
– property, plant and equipment	10,669	7,032	4,049	2,585	2,187	1,052
– intangible assets(1)	21,078	5,458		12,901		2,719
– goodwill(1)/(2)	35,270	14,817		15,041		5,412

(1)	Excluding Merial, which had intangible assets of €4,232 million, including goodwill of €1,118 million.

(2)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

		12 months ended December 31, 2011
(€ million)	Total	Europe	of which France	North America	Of which United States	Other Countries
Net sales	33,389	11,796	3,106	10,511	9,957	11,082
Non-current assets
– property, plant and equipment	10,750	6,857	4,128	2,768	2,374	1,125
– intangible assets	23,639	5,537		15,422		2,680
– goodwill(1)	38,582	15,238		16,365		6,979

(1)	In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1.).

As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2011, France is not a cash generating unit (CGU). Consequently, information about goodwill is provided for Europe.

2012 Half-Year Financial Report  ●  Sanofi  |  29

B.19.4. Net sales

Sanofi’s net sales comprise the net sales generated by the Pharmaceuticals, Vaccines and Animal Health segments.

The table below shows net sales of flagship products and of the other major products of the Pharmaceuticals segment:

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Lantus®	2,346	1,894	3,916
Apidra®	108	102	190
Amaryl®	213	217	436
Insuman®	65	64	132
Other diabetes products	15	4	10
Total Diabetes	2,747	2,281	4,684
Taxotere®	309	586	922
Eloxatin®	759	436	1,071
Jevtana®	119	96	188
Other oncology products(1)	305	159	448
Total Oncology	1,492	1,277	2,629
Lovenox®	1,015	1,119	2,111
Plavix®	1,058	994	2,040
Aprovel® /CoAprovel®	641	663	1,291
Allegra®	308	335	580
Stilnox®/ Ambien®/ Ambien CR®/ Myslee®	254	232	490
Copaxone®	24	233	436
Tritace®	180	194	375
Depakine®	202	196	388
Multaq®	127	131	261
Xatral®	69	129	200
Actonel®	72	91	167
Nasacort®	38	74	106
Renagel® / Renvela®(1)	312	137	415
SynVisc® / SynVisc One®(1)	184	89	256
Cerezyme®(1)	299	166	441
Myozyme® / Lumizyme® (1)	225	99	308
Fabrazyme® (1)	121	30	109
Other rare diseases products(1)	189	79	264
Total New Genzyme (1)	834	374	1,122
Other products	2,820	2,977	5,927
Consumer Health Care	1,543	1,356	2,666
Generics	907	848	1,746
Total Pharmaceuticals	14,827	13,730	27,890
(1) In 2011, net sales of Genzyme products were recognized from the acquisition date (April 2011). The table below shows net sales of the principal vaccine types sold by the Vaccines segment:
(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Polio/Pertussis/Hib vaccines	518	494	1,075
Influenza vaccines	169	158	826
Meningitis/Pneumonia vaccines	202	183	510
Adult Booster vaccines	233	206	465
Travel and Endemics Vaccines	177	171	370
Other Vaccines	101	96	223
Total Vaccines	1,400	1,308	3,469

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The table below shows net sales of the principal products sold by the Animal Health segment:

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Frontline® and other fipronil products	468	459	764
Vaccines	345	325	662
Avermectin	221	198	372
Other Animal Health products	120	108	232
Total Animal Health	1,154	1,090	2,030

B.19.5. Split of sales

The three largest customers accounted for approximately 6.9%, 5.3% and 5% respectively of the Group’s gross sales in the first half of 2012.

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C — Events subsequent to June 30, 2012

On July 4, 2012, Sanofi signed an agreement with a view to the sale of its direct and indirect equity interest of approximately 19.3% in the Yves Rocher group to Société Financière des Laboratoires de Cosmétologies Yves Rocher, subject to the fulfillment of certain conditions.

32  |  2012 Half-Year Financial Report  ●  Sanofi